DORSEY
DORSEY & WHITNEY LLP

May 10, 2007

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

- Press releases filed on Sedar on the below stated dates. There is no law mandating this filing, however, it is considered good corporate practice to file such documents.
  - January 18, 2007
  - January 22, 2007
  - February 2, 2007
  - February 20, 2007
  - March 1, 2007
  - March 6, 2007
  - March 9, 2007 (3)
  - March 14, 2007
  - March 15, 2007
  - March 21, 2007
  - March 28, 2007
  - April 10, 2007
  - April 23, 2007
  - April 30, 2007
  - May 4, 2007
  - May 8, 2007

- Material Change Report filed on Sedar on January 18, 2007 pursuant to National Instrument 51-102. National Instrument 13-101 mandates the electronic filing requirement on SEDAR.

File No. 82-35055

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has distributed to its security holders

None

File No. 82-35055

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie M. Kaufman

DORSEY
DORSEY & WHITNEY LLP

RECEIVED
2007 MAY 11 P 2:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 10, 2007

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

- Press releases filed on Sedar on the below stated dates. There is no law mandating this filing, however, it is considered good corporate practice to file such documents.
    - January 18, 2007
    - January 22, 2007
    - February 2, 2007
    - February 20, 2007
    - March 1, 2007
    - March 6, 2007
    - March 9, 2007 (3)
    - March 14, 2007
    - March 15, 2007
    - March 21, 2007
    - March 28, 2007
    - April 10, 2007
    - April 23, 2007
    - April 30, 2007
    - May 4, 2007
    - May 8, 2007
- Material Change Report filed on Sedar on January 18, 2007 pursuant to National Instrument 51-102. National Instrument 13-101 mandates the electronic filing requirement on SEDAR.

File No. 82-35055

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has distributed to its security holders

None

( ))) DORSEY

File No. 82-35055

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie M. Kaufman

ADDAX PETROLEUM CORPORATION

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Reporting Issuer:

Addax Petroleum Corporation ("**Addax Petroleum**" or the "**Corporation**")
16, avenue Eugène-Pittard
1206, Geneva, Switzerland

Registered Office Address:
3400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9
Canada

ITEM 2 Date of Material Change:

January 18, 2007

ITEM 3 News Release:

A news release was issued by the Corporation on January 18, 2007 through CNW Group. The news release was also filed on SEDAR.

ITEM 4 Summary of Material Change:

On January 18, 2007, the Corporation accepted an engineering report dated January 15, 2007 prepared by Netherland, Sewell & Associates, Inc., independent oil and natural gas reservoir engineers ("**NSAI**"), evaluating the Corporation's crude oil reserves effective as at December 31, 2006, using guidelines outlined in the Canadian Oil and Gas Evaluation Handbook and in accordance with National Instrument 51-101 – *Standards of Disclosure for Oil and Gas Activities* ("**Reserve Report**"). The results of the NSAI Report indicate that the Corporation's gross working interest proved plus probable reserves based on forecast prices and costs have increased 80 percent over volumes estimated by NSAI in their reserve report dated March 28, 2006 effective December 31, 2005.

ITEM 5 Full Description of Material Change:

Please see the attached Schedule "A".

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

Not applicable.

ITEM 8 Executive Officer:

Mr. David Codd
Chief Legal Officer and Corporate Secretary
+41 22 702 9525

ITEM 9 Date of Report:

January 18, 2007.

Reader Advisory: Forward-Looking Statements

Certain statements in this Report constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this Report is made as of the date of this Report and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this Report is expressly qualified by this cautionary statement.

SCHEDULE "A"

PETROLEUM RESERVES

Readers should refer to the Glossary, included at the end of this Report, for the meaning of certain terms used herein. Also included at the end of this Report is an abbreviation table which sets out the meaning of certain abbreviations used in this Report. Except as otherwise indicated in this Report, references to "$" and to "dollars" refer to currency of the United States of America.

Reserves

The tables below summarize the petroleum reserves and the present value of future net revenue associated with Addax Petroleum's reserves evaluated in the Reserve Report prepared by NSAI, independent oil and natural gas reservoir engineers, based on constant and forecast prices and costs assumptions presented in accordance with National Instrument 51-101 — *Standards of Disclosure for Oil and Gas Activities*. The tables summarize the data contained in the Reserve Report and, as a result, may contain slightly different numbers than the Reserve Report due to rounding. Future net revenue values, whether calculated without discount or using a discount rate, are estimated values and do not represent fair market value. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserves estimates of Addax Petroleum's petroleum reserves provided herein are estimates only and there is no assurance that the estimated reserves will be recovered. Actual petroleum reserves may be greater than or less than the estimates provided herein. The estimates of reserves and future net revenue for individual properties included in this report may not reflect the same confidence level as estimates of revenue for all properties, due to the effects of aggregation.

The petroleum reserves of the Corporation are comprised of light to medium oil reserves only in Nigeria, Gabon and the Kurdistan Region of Iraq. The Corporation's Nigerian Production Sharing Contracts do not include the right to produce and sell natural gas and therefore the Corporation's reserve evaluations do not include any natural gas reserves. The Production Sharing Contracts in Nigeria and the Production Sharing Agreement in the Kurdistan Region of Iraq contain natural gas utilization clauses which permit the Corporation to participate in commercial natural gas development if and when it occurs. The Corporation's Production Sharing Contracts in Gabon treat commercial natural gas in effectively the same manner as crude oil.

The Corporation also undertakes exploration operations on its properties in Cameroon, the JDZ and OPL291 offshore Nigeria for which there are no reserves as at December 31, 2006.

The Reserve Report is limited to estimating the Corporation's reserves and does not address prospective or contingent resources.

Oil Reserves and Future Net Revenues Based on Forecast Prices and Costs as at December 31, 2006[8][9][10][12][13][15][16][17]

	Crude Oil Reserves [7]		Estimated Net Present Values of Future Net Revenue Before Taxes Discounted at					Estimated Net Present Values of Future Net Revenue After Taxes[14] Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(MMbbl)		($million)					($million)				
Proved[1]												
Developed Producing[2]												
Nigeria	69.0	62.5	2,666	2,489	2,339	2,210	2,098	1,224	1,151	1,087	1,032	983
Gabon	17.2	14.0	324	293	267	244	225	309	280	255	234	216
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--	--	--	--	--
Total Developed Producing	**86.3**	**76.4**	**2,990**	**2,782**	**2,605**	**2,454**	**2,323**	**1,533**	**1,430**	**1,342**	**1,266**	**1,199**
Developed Non-Producing[3]												
Nigeria	10.8	9.8	412	349	299	259	227	167	141	121	104	91
Gabon	2.4	1.3	51	48	45	42	40	50	47	44	41	39
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--	--	--	--	--
Total Developed Non-Producing	**13.3**	**11.0**	**463**	**396**	**344**	**301**	**267**	**217**	**188**	**164**	**145**	**130**
Undeveloped[4]												
Nigeria	36.1	31.9	961	793	661	555	469	294	234	187	149	118
Gabon	46.4	28.8	854	715	609	527	462	831	696	593	513	450
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--	--	--	--	--
Total Undeveloped	**82.5**	**60.7**	**1,816**	**1,508**	**1,270**	**1,082**	**931**	**1,125**	**930**	**780**	**662**	**568**
Total Proved	**182.0**	**148.2**	**5,269**	**4,686**	**4,219**	**3,838**	**3,521**	**2,875**	**2,548**	**2,287**	**2,073**	**1,896**
Probable[5]												
Nigeria	99.4	83.7	3,148	2,546	2,103	1,769	1,511	916	736	602	499	419
Gabon	32.2	19.4	504	380	292	230	183	488	368	284	223	178
Kurdistan Region of Iraq	40.1	16.5	271	192	134	92	60	270	191	134	91	59
Total Probable	**171.7**	**119.5**	**3,924**	**3,118**	**2,530**	**2,090**	**1,754**	**1,675**	**1,296**	**1,019**	**813**	**656**
Total Proved plus Probable	**353.7**	**267.7**	**9,192**	**7,804**	**6,749**	**5,928**	**5,275**	**4,550**	**3,844**	**3,306**	**2,886**	**2,552**
Possible[6]												
Nigeria	77.6	62.2	2,810	2,249	1,839	1,533	1,298	820	647	523	431	362
Gabon	23.1	13.3	366	267	200	154	121	357	260	195	150	118
Kurdistan Region of Iraq	26.0	7.2	233	168	124	92	70	233	168	124	92	70
Total Possible	**126.7**	**82.7**	**3,410**	**2,684**	**2,163**	**1,780**	**1,490**	**1,410**	**1,076**	**842**	**673**	**549**
Total Proved plus Probable plus Possible	**480.4**	**350.4**	**12,603**	**10,488**	**8,912**	**7,707**	**6,765**	**5,959**	**4,919**	**4,147**	**3,559**	**3,102**

Oil Reserves and Future Net Revenues Based on Constant Prices and Costs as at December 31, 2006[8][9][11][12][15][16][17]

	Crude Oil Reserves [7]		Estimated Net Present Values of Future Net Revenue Before Taxes					Estimated Net Present Values of Future Net Revenue After Taxes[14]				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(MMbbl)		($million)					($million)				
Proved[1]												
Developed Producing[2]												
Nigeria	70.2	63.4	2,759	2,561	2,395	2,254	2,133	1,265	1,184	1,114	1,053	1,001
Gabon	18.0	14.5	366	325	292	265	242	349	311	280	254	232
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--	--	--	--	--
Total Developed Producing	**88.2**	**77.9**	**3,124**	**2,886**	**2,687**	**2,519**	**2,375**	**1,614**	**1,495**	**1,394**	**1,307**	**1,233**
Developed Non-Producing[3]												
Nigeria	12.1	10.9	492	413	351	302	263	180	151	129	110	96
Gabon	2.4	1.2	51	48	45	42	40	51	47	44	42	39
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--	--	--	--	--
Total Developed Non-Producing	**14.5**	**12.2**	**543**	**461**	**396**	**345**	**303**	**231**	**198**	**173**	**152**	**135**
Undeveloped[4]												
Nigeria	34.8	30.6	1,030	847	703	588	496	325	258	205	163	129
Gabon	47.1	28.5	938	777	656	564	491	914	757	640	550	479
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--	--	--	--	--
Total Undeveloped	**81.8**	**59.1**	**1,968**	**1,623**	**1,359**	**1,152**	**987**	**1,239**	**1,015**	**845**	**713**	**608**
Total Proved	**184.6**	**149.1**	**5,636**	**4,970**	**4,443**	**4,016**	**3,665**	**3,084**	**2,708**	**2,411**	**2,172**	**1,976**
Probable[5]												
Nigeria	99.1	83.1	3,440	2,767	2,274	1,904	1,620	1,019	814	661	546	457
Gabon	32.7	19.0	577	432	332	260	208	561	421	323	253	202
Kurdistan Region of Iraq	40.1	15.5	311	224	160	113	78	310	223	160	113	77
Total Probable	**171.9**	**117.6**	**4,328**	**3,423**	**2,766**	**2,277**	**1,905**	**1,890**	**1,458**	**1,144**	**912**	**736**
Total Proved plus Probable	**356.5**	**266.7**	**9,964**	**8,393**	**7,209**	**6,293**	**5,570**	**4,974**	**4,166**	**3,556**	**3,084**	**2,712**
Possible[6]												
Nigeria	78.2	62.6	3,073	2,452	2,000	1,662	1,404	891	703	567	466	390
Gabon	23.2	12.8	413	300	225	173	136	404	293	219	168	132
Kurdistan Region of Iraq	26.0	6.8	257	185	136	101	76	257	185	135	101	76
Total Possible	**127.4**	**82.2**	**3,744**	**2,937**	**2,360**	**1,935**	**1,615**	**1,552**	**1,180**	**921**	**735**	**598**
Total Proved plus Probable plus Possible	**483.9**	**349.0**	**13,708**	**11,330**	**9,569**	**8,229**	**7,185**	**6,526**	**5,346**	**4,477**	**3,819**	**3,310**

Notes:

(1) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(2) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(3) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(4) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(5) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(6) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(7) "Gross" means in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest prior to the deduction of royalties and the relevant government's or government corporation's share of Profit Oil (which reserves are reported as "working interest" in the Reserve Report) and "Net" means in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest after deduction of Royalty Oil and the relevant government's or government corporation's share of Profit Oil.

(8) Columns may not add up due to rounding.

(9) Reserves presented exclude reserves in the Disputed Area of OML123 offshore Nigeria except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.1 MMbbl. Reserves presented include reserves associated with partner carry on the Okwok field.

(10) The forecast prices and costs assumptions assume the continuance of current laws and regulations and changes in terminal selling prices, and take into account inflation with respect to future operating, capital and abandonment costs. In the Reserve Report, operating costs are assumed to escalate at 2 per cent per annum. Crude oil prices as forecast by NSAI effective December 31, 2006, are as follows.

NSAI Crude Oil Forecast Prices

Year	Brent Crude	Antan Blend	Brass River Blend	Okwori Blend	Taq Taq	Etame Crude	Panthere Crude	Awoun Crude	Remboué Crude	Rabi Light
	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)
2007	61.61	58.04	62.90	62.84	61.61	61.43	61.18	61.06	54.59	61.06
2008	61.54	57.97	62.83	62.77	61.54	61.36	61.11	60.99	54.52	60.99
2009	58.24	54.86	59.46	59.41	58.24	58.07	57.83	57.72	51.60	57.72
2010	56.09	52.84	57.27	57.21	56.09	55.92	55.70	55.58	49.69	55.58
2011	54.47	51.31	55.61	55.56	54.47	54.30	54.09	53.98	48.26	53.98
2012	55.40	52.19	56.57	56.51	55.40	55.24	55.01	54.90	49.09	54.90
2013	56.44	53.17	57.63	57.57	56.44	56.28	56.05	55.94	50.01	55.94
2014	57.57	54.23	58.78	58.73	57.57	57.40	57.17	57.06	51.01	57.06
2015	58.73	55.32	59.96	59.90	58.73	58.55	58.31	58.20	52.03	58.20
2016	59.90	56.43	61.16	61.10	59.90	59.72	59.48	59.36	53.07	59.36
2017	61.10	57.55	62.38	62.32	61.10	60.91	60.67	60.55	54.13	60.55
2018	62.32	58.71	63.63	63.57	62.32	62.13	61.88	61.76	55.22	61.76

and escalated at 2 percent per annum thereafter.

(11) The constant price and costs assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Reserve Report. Crude oil prices were not forecast beyond December 31, 2006. In addition, operating and capital costs have not been increased on an inflationary basis. The prices were as follows.

	December 31, 2006 ($/bbl)
Brent Crude	60.86
Antan Blend	57.33
Brass River Blend	62.14
Okwori Blend	62.08
Taq Taq Crude	60.86
Etame Crude	60.68
Panthere Crude	60.43
Awoun Crude	60.31
Remboué Crude	53.92
Rabi Light	60.31

(12) Included in the Reserve Report is a capital investment of $313.5 million to be expended prior to 2009 to eliminate gas flaring in Nigerian PSCs by constructing infrastructure to supply all produced gas for sale or re-injection.

(13) Abandonment costs have been estimated for the end of the economic producing life of each property.

(14) The estimated Net Present Values of Future Net Revenues After Taxes include the effect of all deductions under the Production Sharing Contracts and Agreement including, in Nigeria, Royalty Oil, NNPC's share of Profit Oil, Tax Oil, NDDC (Niger Delta Development Commission) levy, Education Tax and Tax Inversion Penalty, in Gabon, Royalty Oil, Government's share of Profit Oil, Domestic Market Obligation losses, Training Funds, Hydrocarbon Funds, Bonuses, and in the Kurdistan Region of Iraq, Royalty Oil, Training Funds, Hydrocarbon Funds, Bonuses, Domestic Market Obligation losses, NOC's share of Profit Oil and, as appropriate, the Government of Gabon's or the Kurdistan Regional Government's share of Profit Oil. The estimated Net Present Values of Future Net Revenues Before Taxes only include the effect of deducting Royalty Oil and government share of Profit Oil.

(15) Estimated Net Present Values of Future Net Revenue include the revenue effects of exploration expenditures of $225.8 million under the Nigerian PSCs but the costs of exploration activities are not deducted from future net revenue because they do not relate to the reserves being evaluated.

(16) For Gabon and the Kurdistan Region of Iraq, the estimates are after giving effect to the back-in rights held by relevant governments, government corporations or third parties.

(17) The reserves calculations in respect of the PSCs and PSAs have been performed for each of proved developed producing reserves, proved developed reserves and total proved reserves. Formerly these calculations were performed for total proved reserves only.

Additional Information Concerning Future Net Revenue

The following tables set forth the elements of future net revenue based on forecast prices and costs and constant prices and costs used by NSAI to determine total future net revenue.

Total Future Net Revenue (Undiscounted) as at December 31, 2006 Based on Forecast Prices and Costs[1]

	Revenue	Royalties[2]	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
	($million)							
Proved Reserves								
Nigeria	6,681	728	1,187	683	44	4,040	2,355	1,685
Gabon	3,829	1,422	888	259	30	1,229	40	1,190
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--
Total	**10,510**	**2,150**	**2,075**	**942**	**74**	**5,269**	**2,394**	**2,875**
Proved Plus Probable								
Nigeria	12,171	1,591	2,002	1,340	50	7,188	4,587	2,601
Gabon	5,656	2,224	1,283	373	43	1,733	55	1,678
Kurdistan Region of Iraq	2,251	1,351	191	428	10	271	1	270
Total	**20,077**	**5,166**	**3,475**	**2,141**	**103**	**9,192**	**4,643**	**4,550**
Proved Plus Probable Plus Possible								
Nigeria	16,488	2,445	2,426	1,566	52	9,999	6,578	3,421
Gabon	6,982	2,869	1,523	446	46	2,100	65	2,035
Kurdistan Region of Iraq	3,737	2,424	281	510	17	505	1	504
Total	**27,207**	**7,738**	**4,229**	**2,522**	**115**	**12,603**	**6,643**	**5,959**

Notes:

(1) Columns may not add up due to rounding.

(2) Includes government share of Profit Oil, and carried interests, over-riding royalty interests and net profits interest payments where appropriate.

Total Future Net Revenue (Undiscounted) as at December 31, 2006 Based on Constant Prices and Costs[1]

	Revenue	Royalties[2]	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
				($million)				
Proved Reserves								
Nigeria	6,928	766	1,161	681	39	4,281	2,510	1,770
Gabon	4,073	1,556	879	259	25	1,355	42	1,314
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--
Total	**11,001**	**2,322**	**2,039**	**939**	**64**	**5,636**	**2,552**	**3,084**
Proved Plus Probable								
Nigeria	12,688	1,701	1,893	1,331	43	7,721	4,931	2,789
Gabon	6,050	2,468	1,245	369	35	1,933	58	1,875
Kurdistan Region of Iraq	2,440	1,530	176	415	8	311	1	310
Total	**21,178**	**5,700**	**3,313**	**2,116**	**86**	**9,964**	**4,990**	**4,974**
Proved Plus Probable Plus Possible								
Nigeria	17,308	2,625	2,294	1,551	44	10,794	7,113	3,680
Gabon	7,455	3,184	1,450	440	35	2,346	68	2,278
Kurdistan Region of Iraq	4,022	2,698	253	489	13	568	1	567
Total	**28,785**	**8,506**	**3,998**	**2,481**	**93**	**13,708**	**7,182**	**6,526**

Notes:

(1) Columns may not add up due to rounding.

(2) Includes government share of Profit Oil, and carried interests, over-riding royalty interests and net profits interest payments where appropriate.

Total Future Net Revenue (Discounted at 10%) as at December 31, 2006 Based on Forecast Prices and Costs[1]

	Revenue	Royalties[2]	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
				($million)				
Proved Reserves[3]	8,256	1,651	1,475	873	38	4,219	1,933	2,287
Proved Plus Probable[3]	14,573	3,641	2,260	1,881	42	6,749	3,443	3,306
Proved Plus Probable Plus Possible[3]	18,962	5,164	2,675	2,169	42	8,912	4,765	4,147

Notes:

(1) Columns may not add up due to rounding.

(2) Includes government share of Profit Oil, and carried interests, over-riding royalty interests and net profits interest payments where appropriate.

(3) Light and medium crude oil combined.

Total Future Net Revenue (Discounted at 10%) as at December 31, 2006 Based on Constant Prices and Costs[1]

	Revenue	Royalties[2]	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
				($million)				
Proved Reserves[3]	8,542	1,757	1,439	871	33	4,443	2,031	2,411
Proved Plus Probable[3]	15,215	3,956	2,155	1,861	35	7,209	3,653	3,556
Proved Plus Probable Plus Possible[3]	19,891	5,614	2,536	2,139	34	9,569	5,092	4,477

Notes:

(1) Columns may not add up due to rounding.

(2) Includes government share of Profit Oil, and carried interests, over-riding royalty interests and net profits interest payments where appropriate.

(3) Light and medium crude oil combined.

Reconciliation of Changes in Reserves and Future Net Revenue

Reserves Reconciliation

The following table discloses changes between the reserves estimates made as at December 31, 2006 and the corresponding estimates made as at December 31, 2005 using constant prices and costs (undiscounted).

	NIGERIA			GABON			KURDISTAN REGION OF IRAQ			TOTAL[1]		
Factors	Net Proved (MMbbl)	Net Probable (MMbbl)	Net Proved Plus Probable (MMbbl)	Net Proved (MMbbl)	Net Probable (MMbbl)	Net Proved Plus Probable (MMbbl)	Net Proved (MMbbl)	Net Probable (MMbbl)	Net Proved Plus Probable (MMbbl)	Net Proved (MMbbl)	Net Probable (MMbbl)	Net Proved Plus Probable (MMbbl)
December 31, 2005	**98.8**	**73.1**	**171.9**	--	--	--	--	--	--	**98.8**	**73.1**	**171.9**
Acquisitions	--	--	--	45.4	19.0	64.4	--	--	--	45.4	19.0	64.4
Discoveries	--	--	--	--	--	--	--	--	--	--	--	--
Dispositions	--	--	--	--	--	--	--	--	--	--	--	--
Extensions	17.6	8.6	26.1	--	--	--	--	15.5	15.5	17.6	24.1	41.6
Improved Recovery	--	--	--	--	--	--	--	--	--	--	--	--
Technical Revisions	15.1	1.3	16.4	--	--	--	--	--	--	15.1	1.3	16.4
Economic Factors	0.3	0.1	0.4	--	--	--	--	--	--	0.3	0.1	0.4
Net Production	(26.9)	--	(26.9)	(1.1)	--	(1.1)	--	--	--	(28.0)	--	(28.0)
December 31, 2006[1]	**104.9**	**83.1**	**188.0**	**44.2**	**19.0**	**63.3**	**0.0**	**15.5**	**15.5**	**149.1**	**117.6**	**266.7**

Note:

(1) Columns and rows may not add up due to rounding.

The following table discloses changes between the reserves estimates made as at December 31, 2006 and the corresponding estimates made as at December 31, 2005 using forecast prices and costs.

	NIGERIA			GABON			KURDISTAN REGION OF IRAQ			TOTAL[1]		
Factors	**Gross Proved (MMbbl)**	**Gross Probable (MMbbl)**	**Gross Proved Plus Probable (MMbbl)**	**Gross Proved (MMbbl)**	**Gross Probable (MMbbl)**	**Gross Proved Plus Probable (MMbbl)**	**Gross Proved (MMbbl)**	**Gross Probable (MMbbl)**	**Gross Proved Plus Probable (MMbbl)**	**Gross Proved (MMbbl)**	**Gross Probable (MMbbl)**	**Gross Proved Plus Probable (MMbbl)**
December 31, 2005	**108.6**	**88.1**	**196.7**	--	--	--	--	--	--	**108.6**	**88.1**	**196.7**
Acquisitions	--	--	--	67.4	32.2	99.6	--	--	--	67.4	32.2	99.6
Discoveries	--	--	--	--	--	--	--	--	--	--	--	--
Dispositions	--	--	--	--	--	--	--	--	--	--	--	--
Extensions	17.9	10.7	28.6	--	--	--	--	40.1	40.1	17.9	50.8	68.7
Improved Recovery	--	--	--	--	--	--	--	--	--	--	--	--
Technical Revisions	17.8	2.9	20.7	--	--	--	--	--	--	17.8	2.9	20.7
Economic Factors	3.2	(2.3)	0.9	--	--	--	--	--	--	3.2	(2.3)	0.9
Gross Production	(31.5)	--	(31.5)	(1.4)	--	(1.4)	--	--	--	(32.9)	--	(32.9)
December 31, 2006[1]	**116.0**	**99.4**	**215.4**	**66.1**	**32.2**	**98.2**	--	**40.1**	**40.1**	**182.0**	**171.7**	**353.7**

Note:

(1) Columns and rows may not add up due to rounding.

Future Net Revenue Reconciliation

The following table discloses changes between the future net revenue estimates made as of December 31, 2006 and the corresponding estimates made as of December 31, 2005 attributable to net proved reserves using constant prices and costs and a discount rate of 10 per cent.

Factors	Nigeria	Gabon	Kurdistan Region of Iraq	TOTAL(1)
December 31, 2005	**1,266**	**--**	**--**	**1,266**
Sales and Transfers of Oil Produced, Net of Production Costs and Royalties	(283)	--	--	(283)
Net Change in Sales and Transfer Prices, Production Costs and Royalties Related to Future Production	(219)	--	--	(219)
Changes in Previously Estimated Development Costs Incurred During the Period	81	--	--	81
Changes in Estimated Future Development Costs	(176)	--	--	(176)
Net Changes Resulting from Extensions and Improved Recovery	391	--	--	391
Changes Resulting from Acquisitions of Reserves	--	964	--	964
Changes Resulting from Dispositions of Reserves	--	--	--	--
Net Changes Resulting from Discoveries	--	--	--	--
Net Changes Resulting from Revisions in Quantity Estimates	387	--	--	387
December 31, 2006(1)	**1,448**	**964**	**--**	**2,411**

Note:

(1) Columns and rows may not add up due to rounding.

Additional Information Relating to Reserves Data

Future Costs

The following table sets forth development costs deducted by NSAI in the estimation of the future net revenue for the Corporation's properties and assets attributable to the reserve categories noted below.

Future Development Costs (Undiscounted) as at December 31, 2006

	Forecast Prices and Costs		Constant Prices and Costs	
Year	Proved	Proved plus Probable	Proved	Proved plus Probable
		($million)		
2007	683	931	683	931
2008	226	648	224	641
2009	32	465	31	453
2010	1	50	1	47
2011	--	35	--	33
2012	--	13	--	12
2013	--	--	--	--
2014	--	--	--	--
2015	--	--	--	--
2016	--	--	--	--
2017	--	--	--	--
2018	--	--	--	--
2019	--	--	--	--
Total(1)	942	2,141	939	2,116

Note:

(1) Columns may not add up due to rounding.

Future Development Costs By Country

The following table sets forth the development costs estimated by NSAI.

Country	Total		2007		2008		2009		2010		2011	
	Discounted at		Discounted at		Discounted at		Discounted at		Discounted at		Discounted at	
	0%	10%	0%	10%	0%	10%	0%	10%	0%	10%	0%	10%
Forecast Prices and Costs												
Nigeria												
Proved	683	633	494	471	163	142	25	19	1	1	--	--
Proved plus Probable	1,340	1,215	706	673	542	469	83	66	8	6	1	1
Gabon												
Proved	259	240	189	180	63	54	8	6	--	--	--	--
Proved plus Probable	373	334	211	201	75	65	80	63	8	6	--	--
Kurdistan Region of Iraq												
Proved	--	--	--	--	--	--	--	--	--	--	--	--
Proved plus Probable	428	333	14	13	31	27	303	239	34	24	34	22
Constant Prices And Costs												
Nigeria												
Proved	681	631	494	471	162	140	24	19	1	1	--	--
Proved plus Probable	1,332	1,208	706	673	536	464	81	64	8	5	1	1
Gabon												
Proved	259	240	189	180	62	54	8	6	--	--	--	--
Proved plus Probable	369	331	211	201	74	64	77	61	8	5	--	--
Kurdistan Region of Iraq												
Proved	--	--	--	--	--	--	--	--	--	--	--	--
Proved plus Probable	415	323	14	13	31	27	294	232	32	23	32	21

Significant Factors or Uncertainties

Other than various risks and uncertainties that participants in the oil and gas industry are exposed to generally, the Corporation has not identified any important economic factors or significant uncertainties that will affect any particular components of the reserves data disclosed herein. See "Risk Factors" in the Corporation's current Annual Information Form and latest prospectus which can be accessed through the Corporation's website at www.addaxpetroleum.com and through www.sedar.com.

GLOSSARY

In this Report:

"**Addax Petroleum**" or "**Corporation**" means Addax Petroleum Corporation;

"**Antan Blend**" means the crude oil produced from OML123 offshore Nigeria, together with the crude oil produced by the OML114 Parties, which is lifted from the Antan Terminal;

"**Awoun Crude**" means the crude oil anticipated to be produced from the Awoun Permit onshore Gabon;

"**Brass River Blend**" means the crude oil produced from OML124 onshore Nigeria, and commingled with crude oil produced by other parties, which is transported to the Brass River Terminal;

"**Brent Crude**" means crude oil produced from the Brent system in the North Sea, a price setting benchmark in the world energy market;

"**Cost Oil**" means a maximum percentage of available crude oil allocated to Addax Petroleum for recovery of costs, including exploration, development and production costs and expenses after the allocation of Royalty Oil;

"**developed non-producing reserves**" means those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown;

"**developed producing reserves**" means those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty;

"**developed reserves**" means those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves in production. The developed category may be subdivided into producing and non-producing;

"**Disputed Area**" means the area of OML123 offshore Nigeria awarded to Cameroon pursuant to the October 10, 2002 ruling of the International Court of Justice;

"**Etame Crude**" means the crude oil produced from the Etame Marine Permit, offshore Gabon;

"**gross**" means in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest prior to the deduction of royalties and the relevant government's or government corporation's share of Profit Oil (which reserves are reported as "working interest" in the Reserve Report);

"**Joint Development Zone**" or "**JDZ**" means the zone for joint development of petroleum and other resources established by treaty between Nigeria and the Democratic Republic of Sao Tome and Principe in the overlapping area of their respective maritime boundary claims;

"**net**" means in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest after deduction of Royalty Oil and the relevant government's or government corporation's share of Profit Oil;

"**NNPC**" means Nigerian National Petroleum Corporation together with all of its subsidiaries;

"**NSAI**" means Netherland, Sewell & Associates, Inc., independent oil and natural gas reservoir engineers;

"**Okwori Blend**" means the crude oil produced from OML126 offshore Nigeria;

"**Panthere Crude**" means the crude oil produced from the Panthere NZE Permit, onshore Gabon;

"**possible reserves**" means those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves;

"**probable reserves**" means those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves;

"**Production Sharing Contract**" or "**PSC**" or "**Production Sharing Agreement**" or "**PSA**" means a contract whereby a government or government corporation contracts with a petroleum company to explore for, develop and extract petroleum substances in an area that is subject to a license held by the government corporation, at the risk and expense of the petroleum company, in exchange for a share of production;

"**Profit Oil**" means the balance of available crude oil after the allocation of Royalty Oil, Tax Oil and Cost Oil;

"**proved reserves**" means those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

"Rabi Light" means the crude oil produced from the Maghena Permit, onshore Gabon;

"Remboué Crude" means the crude oil produced from the Remboué Permit, onshore Gabon;

"**reserves**" means those quantities of oil and gas anticipated to be economically recoverable from known accumulations;

"**Royalty Oil**" means the quantum of available crude oil allocated to the relevant government or government corporation, which will generate an amount of proceeds equal to the actual payment of Royalty and Concession Rentals;

"Taq Taq Crude" means the crude oil produced from the Taq Taq Permit in the Kurdistan Region of Iraq;

"Tax Oil" means the quantum of available crude oil allocated to the Nigerian government, which will generate an amount of proceeds equal to the actual payment of Nigerian petroleum profits tax;

"undeveloped reserves" means those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

ABBREVIATIONS

In this Report, the abbreviations set forth below have the following meanings:

Crude Oil and Natural Gas Liquids

bbl	barrels
bbl/d	barrels per day
Mbbl	thousands of barrels
MMbbl	millions of barrels
Mbbl/d	thousands of barrels per day

Other

API	American Petroleum Institute
ftss	feet sub-sea
t/d	metric tonnes per day

Currency

$	United States dollars
CDN$	Canadian dollars

ADDAX PETROLEUM

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN

ADDAX PETROLEUM ANNOUNCES YEAR-END RESERVES AND 2006 AVERAGE OIL PRODUCTION

Proved plus probable reserves increase by 80 per cent to 353.7 MMbbl, extending reserve life index to approximately 11 years

Calgary, January 18, 2007 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX: AXC), today announces that its Board of Directors has accepted a reserve report prepared by Netherland, Sewell & Associates Inc., independent oil and natural gas reservoir engineers ("NSAI" and the "NSAI Report"), that evaluates all of the Corporation's petroleum reserves. As at December 31, 2006, NSAI estimates gross working interest proved plus probable reserves for the Corporation to be 353.7 MMbbl, representing an increase of approximately 80 per cent over the quantities estimated by NSAI at the prior year-end. In addition, the Corporation produced an average of 90,050 bbl/d of oil during 2006, representing an increase of 38% over 2005. Average oil production for 2006 included 86,300 bbl/d from Nigeria, which exceeded the target production level of 85,000 bbl/d, and 3,750 bbl/d from Gabon.

This announcement coincides with the filing of a material change report by the Corporation which can be accessed through the Corporation's website at **www.addaxpetroleum.com** and through **www.sedar.com**. The reserve estimates in this release are based on forecast prices and costs. Except as otherwise indicated, references to "$" and to "dollars" refer to the currency of the United States of America.

CEO's Comment

Commenting today, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said: "2006 has been Addax Petroleum's most active year to date and I am delighted that our efforts continue to strengthen significantly our existing reserves base. This excellent performance reflects continued reserves growth in Nigeria, our major producing area, combined with the acquisition of significant reserves in Gabon and drilling in the Kurdistan Region of Iraq. Growth in production and reserves are core to Addax Petroleum's value creation strategy. I believe our exceptional 2006 success in growing our production, adding to our reserves base and extending our reserve life represents a major accomplishment that Addax Petroleum has achieved for its shareholders and stakeholders."

Selected Reserve Report Highlights

The NSAI Report was prepared for the Corporation at the direction of Addax Petroleum's Technical and Reserves Committee, using assumptions and methodology guidelines outlined in the Canadian Oil and Gas Evaluation Handbook and in accordance with National Instrument 51-101.

The NSAI Report is limited to oil reserves on the Corporation's properties and does not include exploration and contingent resources. Highlights of the NSAI Report and the Corporation's 2006 production, with comparatives to 2005 results, where appropriate, are as follows:

- Total gross working interest proved plus probable reserves increased by approximately 80 per cent to 353.7 MMbbl as at December 31, 2006 from 196.7 MMbbl as at December 31, 2005.
- In Nigeria, gross working interest proved plus probable reserves increased by approximately 10 per cent to 215.4 MMbbl as at December 31, 2006 from 196.7 MMbbl as at December 31, 2005 and oil production for 2006 averaged 86,300 bbl/d.
- In Gabon, gross working interest proved plus probable reserves are estimated to be 98.2 MMbbl as at December 31, 2006. The Corporation acquired the business of Pan-Ocean Energy Corporation Limited ("Pan-Ocean") in Gabon in September 2006 which had reported gross working interest proved plus probable reserves of 67.5 MMbbl as at December 31, 2005 as estimated by Pan-Ocean's independent reserve engineers. Since Addax Petroleum acquired the assets in Gabon in September, the Corporation has achieved averaged daily production of 11,800 bbl/d and 3,750 bbl/d over the entire year.
- In the Kurdistan Region of Iraq, gross working interest proved plus probable reserves for the Corporation at the Taq Taq field are estimated to be 40.1 MMbbl as at December 31, 2006. The Corporation did not book any reserves for the Taq Taq field in 2005.
- The Corporation's overall 2006 reserves replacement ratio was 5.8. The reserves replacement ratio is calculated by dividing the gross working interest proved plus probable reserve additions of 189.9 MMbbl (including acquisitions and before deduction of 2006 production of 32.9 MMbbl) by the 2006 production.
- The Corporation's 2006 reserve life index, based on proved plus probable reserves as at December 31, 2006 and average 2006 oil production, has increased by 2.5 years to 10.8 years in 2006 from 8.3 in 2005. The 2006 reserve life index is calculated by dividing the gross working interest proved plus probable reserves of 353.7 MMbbl as at December 31, 2006 by the 2006 production of 32.9 MMbbl.
- Total gross working interest proved plus probable plus possible reserves have increased by 72 per cent to 480.4 MMbbl as at December 31, 2006 from 278.7 MMbbl as at December 31, 2005. The estimated net present value of future net revenue after taxes for the gross working interest proved plus probable plus possible reserves as at December 31, 2006, discounted at 10 percent, is $4,147 billion based on forecast prices and costs.

The following table summarises selected reserves information as at December 31, 2006:

Oil Reserves and Future Net Revenues
based on Forecast Prices and Costs as at December 31, 2006

	Gross Working Interest Reserves			Estimated NPV10% of Future Net Revenue After Tax
	Proved	**Proved plus Probable**	**Proved plus Probable plus Possible**	**Proved plus Probable**
	(MMbbl)	(MMbbl)	(MMbbl)	($million)
Nigeria	116.0	215.4	292.9	1,997
Gabon	66.0	98.2	121.4	1,175
Kurdistan Region of Iraq	-	40.1	66.1	134
Total	**182.0**	**353.7**	**480.4**	**3,306**

The following table reconciles changes in gross working interest proved plus probable reserves:

Reconciliation of the Corporation's Reserves based on Forecast Prices and Costs

	Gross Working Interest Proved plus Probable Reserves
	(MMbbl)
Estimated as at December 31, 2005	**196.7**
Acquisitions net of Disposals	99.6
Extensions	68.7
Technical Revisions and Economic Factors	21.6
Production	(32.9)
Estimated as at December 31, 2006	**353.7**

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 90,000 bbl/d for 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice – Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel. +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Mr. Mac Penney
Press Relations
Tel.: +1 (416) 934 8011
mac.penney@cossette.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41 (0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business Editors:

Addax Petroleum AnnounceS $1.5 Billion Senior debt facility

5-year senior facility replaces former bridge facility

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, Jan. 22 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX: AXC) announces today that it has entered into a 5-year, $1.5 billion senior secured reducing revolving debt facility arranged by BNP Paribas, Natixis and Standard Chartered Bank. The facility consists of a $1.2 billion loan tranche and a $300 million letter of credit tranche. The loan tranche of the facility will be used to re-finance the former bridge facility, fund budgeted capital expenditures and for general corporate purposes. The facility is in the form of a borrowing base loan, is subject to potential reductions after three years and is secured against a portion of the Corporation's business interests.

Commenting on the new facility, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said: "We are pleased with the confidence that the banking community has shown in our business and future prospects. When combined with expected cash flow from our operations, this facility provides us with the capacity to fund our 2007 capital expenditure program and provides additional flexibility to continue pursuing the profitable growth and expansion of our company."

Except as otherwise indicated, references to "$" and to "dollars" refer to the currency of the United States of America.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 90,000 barrels per day for 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice - Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, future cash flows, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities,

and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle, Cajoly Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Addax Petroleum statement

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, Feb. 2 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX: AXC), today made the following announcement.

It is with deep regret that Addax Petroleum reports the death of an employee of Petrostuff Nigeria Limited ("Petrostuff"), a third-party manpower service provider to Addax Petroleum, following his abduction from the Akam oil production platform in OML123. Addax Petroleum would like to extend its sympathy and sincere condolences to the family of the deceased and to Petrostuff staff over this very sad loss.

The Akam oil production platform is located approximately 20 kilometres offshore Cross River State in south-eastern corner of Nigeria. The Petrostuff employee was forcefully removed from the Akam platform at approximately 06:45 am on Tuesday, January 30, 2007 by persons from a local community. Immediately following the abduction, Addax Petroleum staff and community relations officials initiated a search and soon thereafter established contact through third parties with the assailants. Whilst negotiations were ongoing for release of the victim, Addax Petroleum and Petrostuff received information of his death and the victim's body was recovered on Thursday, February 1.

Commenting, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said "We are deeply saddened by this incident and our thoughts and prayers are with the victim's family. Since commencing operations in Nigeria almost a decade ago, Addax Petroleum has established a practice to proactively build excellent relationships with the local communities and has fostered a climate of open dialogue and mutual respect. We strongly believe that this unfortunate event was an isolated act and is inconsistent with the socially responsible relationship that exists between Addax Petroleum and the local communities."

Initial enquiry suggests that this regrettable incident was misdirected towards Addax Petroleum. Full investigations into this criminal incident are underway by local and federal security and government agencies and by Addax Petroleum. Addax Petroleum has put in place additional security measures to ensure safety of its workforce, contractors and continued operations.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 90,000 bbl/d for 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice - Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the

forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

%SEDAR: 00023043E

/For further information: Mr. Patrick Spollen, Investor Relations, Tel. +41 (0) 22 702 95 47, patrick.spollen(at)addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney(at)cossette.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly(at)addaxpetroleum.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41 (0) 22 702 94 44, marie-gabrielle.cajoly(at)addaxpetroleum.com/

(AXC.)

CO: Addax Petroleum Corporation

CNW 10:55e 02-FEB-07

Attention Business/Financial Editors:

Addax Petroleum declares dividend

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, Feb. 20 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX: AXC), announces that the Board of Directors of the Corporation has declared a dividend of CDN$0.05 per share for the fourth quarter of 2006. The dividend is payable on March 15th, 2007 to Addax Petroleum shareholders of record on March 1st, 2007.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 90,000 bbl/d for 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice - Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For further information: Mr. Patrick Spollen, Investor Relations, Tel. +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41 (0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Addax Petroleum announces results of continued appraisal drilling at Taq Taq

Appraisal well TT-05 flows at an aggregate rate of 26,550 barrels per day

CALGARY, March 1 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum") (TSX:AXC) today announced flow test results for the TT-05 well, the second appraisal well recently drilled on the Taq Taq field by Taq Taq Operating Company ("TTOPCO"), the joint venture company formed by Genel Enerji A.S. ("Genel") and Addax Petroleum to carry out the petroleum operations in the Taq Taq license area.

Two reservoir intervals were tested separately and flowed at an aggregate rate of 26,550 bbl/d of light oil, measured gravity ranging from 44 to 50 degrees API with low gas oil ratio. The intervals tested were a 105 meter perforated interval in the Shiranish formation which flowed at a rate of 12,890 bbl/d and a 82 meter interval in the Qamchuga formation which flowed at a rate of 13,660 bbl/d. Oil flow rates from the Shiranish and Qamchuga intervals were restricted by 56/64" and 64/64" choke size respectively, and in each instance, limited by the capacity of the surface testing facilities. Evaluation of these flow test results is ongoing.

Commenting, Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said: "I am delighted at the continued successful appraisal of the Taq Taq field and the excellent cooperation amongst the Taq Taq field partners. I believe that this operational momentum, alongside the constructive efforts of the Kurdistan Region and Iraq towards finalising a legal framework, will expedite the development of the Taq Taq field. We believe that the development of the Taq Taq field can deliver excellent value to the people of the Kurdistan Region, to the people of Iraq and to our shareholders."

The TT-05 well is located on the crest of the Taq Taq field and was drilled approximately 580 metres north-northeast of the TT-04 well. The TT-05 well was spudded in late October, 2006 and completed drilling in late December, 2006 at a total depth of 2,070 metres. Testing commenced in mid-February, 2007.

Interpretation of data acquired, including wireline and core data, confirm the presence of a significant and extensive fracture system as observed in the TT-04 well. The TT-05 well was the second of an initial three well drilling program by Genel and Addax Petroleum. The drilling of the third appraisal and development well, TT-06, is now in progress. The TT-06 well location is approximately 3.6 kilometres north-northwest of the TT-05 well.

The Taq Taq field is located in the Kurdistan Region of Iraq some 60 kilometres northeast of Kirkuk, 85 kilometres northeast of Erbil and 120 kilometres northwest of Sulaimaniyah.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 barrels per day for 1998 to an average of approximately 90,000 barrels per day for 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com

Legal Notice - Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other

expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

%SEDAR: 00023043E

/For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen(at)addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly(at)addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934 80 11, mac.penney(at)cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly(at)addaxpetroleum.com/
(AXC.)

CO: Addax Petroleum Corporation

CNW 09:13e 01-MAR-07

Attention Business/Financial Editors:

Addax Petroleum declares dividend

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, Feb. 20 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX: AXC), announces that the Board of Directors of the Corporation has declared a dividend of CDN$0.05 per share for the fourth quarter of 2006. The dividend is payable on March 15th, 2007 to Addax Petroleum shareholders of record on March 1st, 2007.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 90,000 bbl/d for 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice - Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For further information: Mr. Patrick Spollen, Investor Relations, Tel. +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41 (0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

ADDAX PETROLEUM

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN

ADDAX PETROLEUM SECURES DEEP WATER DRILLSHIP

Exploration drilling campaign in the Gulf of Guinea deep water to start in mid-2008

Calgary, March 6, 2007 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation" or "AP") (TSX: AXC), today announces that, through a wholly-owned subsidiary, it has entered into an agreement with Aban Abraham Pte Ltd ("Aban"), a wholly owned subsidiary of Aban Offshore Limited, publicly-quoted on Indian stock exchanges, for the provision of the Aban Abraham deep water drillship to start drilling operations as early as the second quarter of 2008.

Commenting today, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said: "I am delighted that Addax Petroleum has secured the necessary drilling capability on competitive terms. This contract will enable us to advance our plans to demonstrate the considerable value in our highly prospective Gulf of Guinea deep water exploration portfolio which we have assembled throughout 2006. Our contract with Aban will enable us to complete an extensive exploration and appraisal program which I believe has the potential to realise considerable value for Addax Petroleum, its shareholders and stakeholders."

The contract, which has been entered into jointly by Addax Petroleum and Sinopec, requires Aban to drill up to ten wells in total comprising five firm well slots and five optional well slots. Well slots will be allocated under a separate agreement between Addax Petroleum and Sinopec. It is intended that firm well slots will be allocated to Addax Petroleum to satisfy its minimum work commitments on operated blocks in the deep water Gulf of Guinea. The Aban contract anticipates that the Aban Abraham will start drilling operations as early as the second quarter of 2008 once it has completed a drilling campaign for a third party operator. Payments under the contract are based on a day rate charging structure and a maximum day rate of $410,000, to be allocated appropriately to Addax Petroleum and its relevant co-venturers.

Addax Petroleum holds interests in four deep water licences in the Gulf of Guinea. These are Blocks 2, 3 and 4 in the Joint Development Zone ("JDZ") between Nigeria and the Republic of Sao Tome and Principe and OPL291 offshore Nigeria. Addax Petroleum operates JDZ Block 4 and OPL291 and JDZ Blocks 2 and 3 are operated by Sinopec and Anadarko, respectively. Under the terms of the production sharing contracts for the Addax Petroleum operated properties, the co-venturers have committed to minimum work programs that include three exploration wells on JDZ Block 4 and one well on OPL291. The Aban contract ensures that Addax Petroleum, as operator on behalf of the co-venturers, will have the drilling capacity required to meet its

minimum work program obligations. Addax Petroleum's deep water exploration portfolio is summarised in the following table:

Addax Petroleum's Gulf of Guinea Deep Water Exploration Portfolio

Area	Block	Operator	Addax Petroleum Participating Interest (%)	Net Acres (acres)	Additional Interest Carried by Addax Petroleum (%)	Minimum Well Program (gross)
JDZ	2	Sinopec	14.3%	24,500	7.3%	1
	3	Anadarko	15.0%	24,700	10.0%	1
	4	AP	38.3%	81,100	17.7%	3
Nigeria	OPL291	AP	72.5%	230,600	27.5%	1

About the Aban Abraham

The Aban Abraham is a deep water drill ship currently undergoing extensive refurbishment and modification at the Sembawang Shipyard in Singapore. The Aban Abraham was built in Holland in 1976 as a world class second generation drillship named the Pelerin. The drillship was operated from 1976 to 2002 in water depths of up to approximately 1,400 metres (4,600 feet) offshore west Africa, Norway, eastern Canada and Brazil and then cold-stacked until 2006 when purchased by Aban. When refurbishment is completed, scheduled for later this year, the drill ship will be capable of drilling in water depths of up to 2,100 metres (6,900 feet) having been upgraded from second generation to fourth generation capability. Once commissioned, the Aban Abraham will undertake drilling operations for a third party operator before starting drilling operations for Addax Petroleum.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 90,000 bbl/d in 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice – Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development

schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel. +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Mr. Mac Penney
Press Relations
Tel.: +1 (416) 934 8011
mac.penney@cossette.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41 (0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business Editors:

Addax Petroleum presents at the RBC Capital Markets' Canadian Energy Summit

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION
IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, March 2 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum" or the "Corporation") announces that Mr. Jean Claude Gandur, President and Chief Executive Officer, will be presenting at the RBC Capital Markets' Canadian Energy Summit in Banff, Canada on Thursday, March 8, 2007 at approximately 12:00 p.m. Eastern Time.

Investors are invited to listen to the live webcast via the following link: http://www.wsw.com/webcast/rbc68/axc.to

The presentation slides will be available prior to the presentation on Addax Petroleum's website at www.addaxpetroleum.com.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 90,000 bbl/d for 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice - Forward-Looking Statements:

Certain statements in this press release and the presentation constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release and presentation is expressly qualified by this cautionary statement.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68,

craig.kelly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business Editors:

Addax Petroleum presents at the First Energy / Societe General East Coast Canadian Energy Conference

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, March 9 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum" or the "Corporation") announces that Mr. Jean Claude Gandur, President and Chief Executive Officer, will be presenting at the First Energy/Societe Generale East Coast Canadian Energy Conference in New York, USA on Thursday, March 15, 2007 at approximately 8:25 a.m. Eastern Time.

Investors are invited to listen to the live webcast via the following link: http://www.firstenergy.com/conf/ny07/AXC.html

The presentation slides will be available prior to the presentation on Addax Petroleum's website at www.addaxpetroleum.com.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 90,000 bbl/d for 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice - Forward-Looking Statements:

Certain statements in this press release and the presentation constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release and presentation is expressly qualified by this cautionary statement.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel. : +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle, Cajoly Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business Editors:

Addax Petroleum presents at the Bear Stearns Global Oil & Gas Conference

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, March 9 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum" or the "Corporation") announces that Mr. Jean Claude Gandur, President and Chief Executive Officer, will be presenting at the Bear Stearns Global Oil & Gas Conference in New York, USA on Wednesday, March 14, 2007 at approximately 3:35 p.m. Eastern Time.

Investors are invited to listen to the live webcast via the following link: http://cc.talkpoint.com/BEAR002/031407a_cy/?entity=addax

The presentation slides will be available prior to the presentation on Addax Petroleum's website at www.addaxpetroleum.com.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 90,000 bbl/d for 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice - Forward-Looking Statements:

Certain statements in this press release and the presentation constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release and presentation is expressly qualified by this cautionary statement.

For further information: Mr. Patrick, Spollen Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly,

Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle, Cajoly Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business Editors:

Addax Petroleum added to the S&P/TSX Composite Index

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

Also added to S&P / TSX Capped Energy Index effective March 19, 2007

CALGARY, March 14 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum" or the "Corporation") is pleased to announce that Standard & Poor's Canadian Index Operation is adding Addax Petroleum to the S&P / TSX Composite Index and the S&P / TSX Capped Energy Index. The addition will be effective at the open of the TSX on Monday, March 19, 2007.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 90,000 bbl/d for 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice - Forward-Looking Statements:

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information.

Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Mr. Craig Kelly, Investor Relations, Tel. : +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business Editors:

Addax Petroleum added to the S&P/TSX Composite Index

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

Also added to S&P / TSX Capped Energy Index effective March 19, 2007

CALGARY, March 14 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum" or the "Corporation") is pleased to announce that Standard & Poor's Canadian Index Operation is adding Addax Petroleum to the S&P / TSX Composite Index and the S&P / TSX Capped Energy Index. The addition will be effective at the open of the TSX on Monday, March 19, 2007.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 90,000 bbl/d for 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice - Forward-Looking Statements:

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information.

Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Mr. Craig Kelly, Investor Relations, Tel. : +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business Editors:

Addax Petroleum 2006 year-end conference call

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, March 15 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum" or the "Corporation") will announce its financial results for the year ended December 31, 2006 on Wednesday, March 21, 2007, and will discuss its financial results in a conference call on Wednesday, March 21, 2007 at 11:00 a.m. Eastern Time. Mr. Jean Claude Gandur, President and Chief Executive Officer, Mr. James Pearce, Chief Operating Officer, and Mr. Michael Ebsary, Chief Financial Officer, will discuss the Corporation's most recent financial and operating results and the expectations for the future.

<<

Conference call details:

Date:	Wednesday, March 21, 2007
Time:	11:00 a.m. Eastern Time

To listen to the conference call, please call one of the following:

Toronto:	416 644 3422
Toll-free (Canada and the U.S):	1 800 732 1073
Toll-free (U.K.):	00 800 0000 2288
Toll-free (Switzerland):	00 800 0022 8228

>>

A replay of the call will be available at (416) 640-1917 or (877) 289-8525, passcode 21223387 followed by the number sign until Wednesday, April 4, 2007.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 90,000 bbl/d for 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

CONFERENCE CALL ADVISORY: FORWARD-LOOKING STATEMENTS

The conference call may contain forward-looking statements. When used in the call, words such as "anticipate", "expect", "project", and similar expressions are intended to identify such forward-looking statements. Although the Corporation believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. While Addax Petroleum makes these forward looking statements

in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.

READER ADVISORY: FORWARD-LOOKING STATEMENTS

This press release includes certain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g., operational risks in development; exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; uncertainties of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health, safety and environmental risks), the risks of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risks associated with international activity. Due to the risks, uncertainties and assumptions inherent in forward-looking statements prospective investors in Addax Petroleum's securities should not place undue reliance on forward-looking statements.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel. : +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41 (0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

ADDAX PETROLEUM

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN

ADDAX PETROLEUM ANNOUNCES 2006 RESULTS
Funds Flow From Operations increases by 77 per cent

Calgary, March 21, 2007 - /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC), an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East, today announced its results for the year ended December 31, 2006. The financial results are prepared in accordance with Canadian GAAP and the reporting currency is US dollars.

This announcement coincides with the filing with the Canadian securities regulatory authorities of Addax Petroleum's Audited Consolidated Financial Statements for the year ended December 31, 2006 and related Management's Discussion and Analysis. Copies of these documents may be obtained via **www.sedar.com** and the Corporation's website, **www.addaxpetroleum.com**.

CEO's Comment

Commenting today, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said: "I am delighted to report that Addax Petroleum's first year as a publicly-traded company has also been our most successful year, both operationally and financially. Addax Petroleum's business in Nigeria, our core area of operations at the time of our initial public offering in February 2006, performed above expectations and has been the key contributor to our record 2006 results. 2006 was also a year of successful expansion of Addax Petroleum's business; we established a significant position in the Gulf of Guinea deep water, diversified our production and reserves base into Gabon through the acquisition of Pan-Ocean and demonstrated the considerable potential of the Kurdistan Region of Iraq through testing of the Taq Taq field. I believe that the performance of all of our business units in 2006 has delivered, and will continue to deliver, value for Addax Petroleum and our shareholders."

Selected Financial Highlights

- Petroleum sales before royalties in 2006 amounted to $2,029 million, an increase of 66 per cent over petroleum sales before royalties of $1,219 million in 2005. Petroleum sales before royalties contribution from the acquired business of Pan-Ocean Energy Corporation Limited ("Pan-Ocean") was $74 million, representing less than 4 per cent of the year's sales. An increase of 20 per cent in average crude oil sales price to $63.40 per barrel (/bbl) as compared to $52.85/bbl realized in 2005 contributed significantly to the year on year growth in petroleum sales before royalties.
- Net income in 2006 was $243 million ($1.70 per share), an increase of 18 per cent over net income of $206 million ($1.76 per share) in the previous fiscal year.

- Funds Flow From Operations for 2006 increased 77 per cent to $829 million ($5.80 per share) compared to $468 million ($4.00 per share) in 2005.
- Consideration for the acquisition of the petroleum properties, including license signature and farm-in fees, in 2006 amounted to $1,740 million including a cash consideration of $1,441 million to acquire the business of Pan-Ocean on September 7th, 2006.
- During 2006, the Corporation completed two public offerings of its common shares which in aggregate realized net proceeds of $665 million for the Corporation. The two public offerings were (a) the initial public offering followed by the TSX listing of common shares in February and (b) a follow-on issue of subscription receipts in August, subsequently converted into common shares, in connection with the funding of the acquisition of Pan-Ocean.
- Bank debt increased in 2006 by $750 million to $830 million in connection with the funding of the acquisition of Pan-Ocean. Presently, the bank debt is drawn under a 5-year, $1.5 billion facility.

The following table summarizes the selected financial highlights.

Selected financial highlights	**Year ended/ as at December 31**		
$ million unless otherwise stated	**2006**	**2005**	**Change**
Petroleum sales before royalties	2,029	1,219	66%
Average crude oil sales price, $/bbl	63.40	52.85	20%
Net income	243	206	18%
Earnings per share, $/share	1.70	1.76	(3%)
Average shares outstanding (basic & diluted), million	143	117	22%
Funds Flow From Operations	829	468	77%
Funds Flow From Operations per share, $/share	5.80	4.00	45%
Property, plant & equipment	2,083	487	328%
Total assets	2,978	867	244%
Long-term debt	830	80	938%
Shareholders' equity	1,168	298	292%

Selected New Business Highlights

- During 2006, Addax Petroleum concluded a number of strategic acquisitions which have established a considerable exploration presence in the Gulf of Guinea deep water play, expanded the Gulf of Guinea shallow water position in Nigeria, established Addax Petroleum as a significant developer and producer in Gabon and increased and extended participation in the Taq Taq property in the Kurdistan Region of Iraq.
- New business highlights in 2006 include:

  Gulf of Guinea Deep Water

  - acquisition of various working interests in Blocks 2, 3 and 4 of the Joint Development Zone ("JDZ"), an offshore area operated under treaty between Nigeria and Sao Tome and Principe, and in OPL291, offshore Nigeria. The Corporation

operates JDZ Block 4 and OPL291 and holds a net acreage position of 360,900 acres in the Gulf of Guinea deep water.

Gulf of Guinea Shallow Water

- acquisition of a 40 per cent participating interest in the Okwok property, offshore Nigeria and close to OML123, the Corporation's largest producing property. Addax Petroleum is Technical Adviser for the Okwok property. Appraisal drilling during the second half of the year added working interest gross proved plus probable reserves as at December 31, 2006 of 9 MMbbl at Okwok.

Gabon

- acquisition of the business of Pan-Ocean, a TSX listed company, positioned the Corporation as a significant, growth-oriented company in Gabon. The acquired portfolio combines existing production with large development potential and considerable exploration upside in both operated and non-operated properties. As at December 31, 2006, the Corporation's working interest gross proved plus probable reserves in Gabon were estimated to be 98 MMbbl.

Kurdistan Region of Iraq

- in November, the Taq Taq production sharing agreement was amended to reflect revised terms and an increase in Addax Petroleum's effective interest to 36 per cent in the Taq Taq field and an extension of the Taq Taq license to include a potentially large undrilled exploration prospect, Kewa Chirmila. As at December 31, 2006, the Corporations's gross working interest proved plus probable reserves in Taq Taq were estimated to be 40 MMbbl.

Selected Operational Highlights

- Average working interest gross oil production in 2006 was 90,050 barrels per day (bbl/d) an increase of 38 per cent over 2005 average production of 65,280 bbl/d. Production contribution from Pan-Ocean, which was acquired in September, 2006, was 3,750 bbl/d, or 4 per cent of the annual average.
- Working interest gross proved plus probable reserves, as estimated by Netherland, Sewell & Associates, in accordance with NI 51-101, increased 80 per cent to 354 MMbbl as at December 31, 2006 from 197 MMbbl as at December 31, 2005.
- Capital expenditures increased by 109% to $773 million in 2006 from $370 million in 2005, excluding acquisition considerations, farm-in fees and license signature fees. Development capital expenditures totaled $573 million in 2006, an increase of 65 per cent over 2005 development capital expenditure of $348 million. Exploration and appraisal capital expenditures increased to $200 million in 2006 from $22 million in 2005.

- Development project highlights in 2006 include:

  Nigeria

  - conversion of Oil Prospecting License OPL90 to Oil Mining License OML126
  - the start-up of the first development well on the Nda field on OML126 within six months of approval by the Nigerian authorities of its field development plan;
  - safe and successful change-out of the OML123 FPSO whereby the Knock Taggart FPSO was replaced by the larger Knock Adoon FPSO;
  - bringing on-stream of 12 additional development wells, 7 in OML123 and 5 in OML126; and
  - ongoing surface facilities development at the Oron and Adanga fields on OML123.

  Gabon (since September 7th)

  - commissioning of the Addax Petroleum-operated onshore production and export pipeline system from its Maghena property;
  - bringing on-stream of two horizontal development wells on the onshore Maghena property; and
  - ongoing installation and commissioning work offshore on the non-operated Avouma field, which commenced production in early 2007.

- Exploration and appraisal activity and highlights in 2006 include:

  Gulf of Guinea Shallow Water (Nigeria and Cameroon)

  - 3D seismic acquisition, processing and interpretation on OPL225, offshore Nigeria and Ngosso, offshore Cameroon, preceding expected exploration drilling in 2007;
  - a four well exploration and appraisal campaign on the Okwok field all of which encountered oil and tested at oil rates up to 1,220 bbl/d. Two of the wells drilled were suspended as potential future oil producers;
  - an additional three exploration wells were drilled, one on OML123, which encountered significant gas columns but no oil, and two on OML126, which were unsuccessful;

  Gulf of Guinea Deep Water (Nigeria and JDZ)

  - building an expert in-house sub-surface interpretation and drilling technical team following the establishment of our Gulf of Guinea deep water position in JDZ Blocks 2, 3 and 4 and OPL291 offshore Nigeria. Subsequently, in March 2007, the Corporation contracted the services of a deep water drillship to commence drilling in mid-2008;

  Kurdistan Region of Iraq

  - drilled and tested the first new well on the Taq Taq field, TT-04, and commenced drilling of the second new well, TT-05. The TT-04 well tested at an aggregate flow rate of 29,790 bbl/d from three separate zones;

- Operating netbacks in 2006 increased 20 per cent to $44.97/bbl compared to $37.43/bbl in 2005. Unit operating expenses increased slightly to $6.33/bbl, an increase of less than 1 per cent over the 2005 level of $6.29/bbl.

The following table summarizes selected operational information.

Selected operational results	Year ended / as at December 31		
	2006	2005	Change
Annual average working interest gross oil production (bbl/d)			
Nigeria (offshore)	82,460	61,790	33%
Nigeria (onshore)	3,840	3,490	10%
Gabon (offshore)	1,650	--	--
Gabon (onshore)	2,100	--	--
Total	**90,050**	**65,280**	**38%**
Prices, expenses and netbacks ($/bbl)			
Average realized price	63.40	52.85	20%
Operating expense	6.33	6.29	1%
Operating netback	44.97	37.43	20%
Working interest gross oil reserves (MMbbl)			
Proved	182	109	67%
Proved plus Probable	354	197	80%
Proved plus Probable plus Possible	480	279	72%

Dividend

For information purposes, the Corporation declared and paid aggregate dividends in 2006 of CDN$0.10 per share. A dividend of CDN$0.05 per share was declared and paid in the first quarter of 2007 relating to the fourth quarter of 2006.

Recent Developments

In February, 2007 the Corporation completed the drilling and flow testing of the TT-05 well on the Taq Taq field in the Kurdistan Region of Iraq. The TT-05 well tested at an aggregate oil rate of 26,550 bbl/d from two separate zones. In March 2007, the Corporation together with Sinopec entered into an agreement with Aban Offshore Limited for the provision of a deep water drillship to start drilling as early as the second quarter of 2008 on JDZ Block 4 and OPL291 where the Corporation is the operator and JDZ Block 2 where Sinopec is the operator.

Outlook

The Corporation's outlook for 2007 is in line with guidance provided to date. Addax Petroleum expects annual average working interest gross oil production to approximate 127 to 133 Mbbl/d from its Nigeria and Gabon operations.

Legal Notice – Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity,

production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Non-GAAP Measures

Addax Petroleum defines "Funds Flow From Operations" or "FFFO" as net cash from operating activities before changes in non-cash working capital. Management believes that in addition to net income, FFFO is a useful measure as it demonstrates Addax Petroleum's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Addax Petroleum also assesses its performance utilizing Operating Netbacks which it defines as the per barrel profit margin associated with the production and sale of crude oil and is calculated as the funds flow from operations per barrel sold, prior to corporate charges. FFFO and Operating Netback are not recognized measures under Canadian GAAP. Readers are cautioned that these measures should not be construed as an alternative to net income determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

Analyst Conference Call

Financial analysts are invited to participate in a conference call today Wednesday, March, 21 at 11:00 a.m. Eastern Time with Mr. Jean Claude Gandur, President and Chief Executive Officer, Mr. Michael Ebsary, Chief Financial Officer and Mr. James Pearce, Chief Operating Officer. The media and shareholders may participate on a listen only basis. To participate in the conference call, please dial one of the following:

Toronto:	*(416) 644 3422*
Toll-free (Canada and the US):	*1 800 732 1073*
Toll-free (UK):	*00 800 0000 2288*
Toll-free (Switzerland):	*00 800 0022 8228*

A replay of the call will be available at (416) 640-1917 or (877) 289-8525, passcode 21229987 followed by the number sign, until Wednesday, April 4, 2007.

For additional information, please contact:

Mr. Michael Ebsary
Chief Financial Officer
Tel.: +41 (0) 22 702 94 03
michael.ebsary@addaxpetroleum.com

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Mr. Mac Penney
Press Relations
Tel.: +1 (416) 934 80 11
mac.penney@cossette.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41(0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

RECEIVED
2007 MAY 11 P 2:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Attention Business Editors:

Addax Petroleum files 2006 year-end annual information form

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, March 28 /CNW/ - Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum" or the "Corporation") today filed its Annual Information Form for the year ended December 31, 2006, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators. Copies of this document as well as its Audited Consolidated Financial Statements for the year ended December 31, 2006 and related Management's Discussion and Analysis may be obtained via www.sedar.com or the Corporation's website, www.addaxpetroleum.com.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 90,000 bbl/d for 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice - Forward-Looking Statements:

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information.

Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 63, craig.kelly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: +1 (416) 934 80 11, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

RECEIVED
2007 MAY 11 P 2:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention Business Editors:

Addax Petroleum announces Gabon acquisition

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

50 per cent interest and operator of Epaemeno license area, adjacent to existing operations

CALGARY, April 10 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC), an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East, today announced that it has entered into an agreement to acquire a 50 per cent interest in the Epaemeno license area from BowLeven plc ("BowLeven") who retains a 50 per cent interest. Addax Petroleum will become operator of the Epaemeno license area which is immediately north of the Corporation's Maghena and Awoun license areas, onshore Gabon. The acquisition is subject to the consent of the Government of Gabon.

Commenting today, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said: "The addition of the Epaemeno license area to our exploration portfolio in Gabon is in line with our strategy of building out from our existing properties and operating infrastructure. We are delighted to partner with BowLeven and, as the intended operator of Epaemeno, believe that exploration activity can be integrated effectively with our ongoing development and exploration activities in Gabon."

Under the terms of the acquisition, Addax Petroleum, in return for a 50 per cent interest in the Epaemeno license area, is obligated to pay the first US$10 million of BowLeven's share of exploration costs and, in the event a commercial development, the first US$8 million of BowLeven's share of development costs.

The Epaemeno license area covers approximately 331,100 acres (gross) and lies immediately north of the Maghena and Awoun license areas, onshore Gabon. Addax Petroleum holds a 92.5 per cent interest in the Maghena license area and a 40 per cent interest in the Awoun license area. The Maghena license area is operated by Addax Petroleum and contains the producing Tsiengui oil field. The Epaemeno license area production sharing agreement was awarded in late 2004. Limited exploration activity by previous companies has taken place on the Epaemeno license area including drilling of four unsuccessful wells between 1976 and 1991 and the acquisition of approximately 1,000 kilometres of 2D seismic data. Work is currently being undertaken to re-process and re-interpret the 2D seismic data ahead of further seismic acquisition and/or exploration drilling.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 108,000 bbl/d for the fourth quarter of 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice - Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate'', "believe'', "intend", "expect", "plan", "estimate", "budget'', "outlook'' or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: +1

(416) 934 80 11, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44,
marie-gabrielle.cajoly@addaxpetroleum.com

ADDAX PETROLEUM

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN

This press release constitutes an advertisement within the meaning of the Prospectus Rules of the FSA (defined below), is not a prospectus and has been prepared solely in connection with Admission (defined below). Investors should not acquire common shares of the Corporation (defined below) except on the basis of the information contained in the prospectus to be published by the Corporation in due course in connection with Admission. Once published, copies of the prospectus can be obtained from the Corporation at 3400 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta, Canada T2P 3N9.

ADDAX PETROLEUM ANNOUNCES INTENTION TO LIST ON THE LONDON STOCK EXCHANGE
Secondary listing on the main market

Calgary, April 22, 2007 - /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC), an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East, today announces the Corporation's intention to apply for the admission of its common shares to the Official List of the UK Financial Services Authority ("FSA") and to trading on the main market of the London Stock Exchange ("LSE") ("Admission"). The primary listing for shares of Addax Petroleum will continue to be the Toronto Stock Exchange ("TSX") where they currently trade. Admission is expected to occur and trading on the LSE is expected to commence by the end of May 2007, subject to receipt of necessary approvals.

Commenting today, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said: "Since our initial public offering on the TSX in February of 2006, the share price of Addax Petroleum has appreciated significantly due mainly to our successful operational performance and the expansion of our business. We intend to continue the success of our organization and seek to achieve attractive returns for our shareholders. We anticipate that listing on the LSE's main market will enhance the liquidity for our common shares, raise our international profile and further broaden our significant shareholder base."

Citigroup is acting as the Corporation's financial advisor and Freshfields Bruckhaus Deringer is acting as the Corporation's legal advisor in connection with Admission.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil

production from an average of 8,800 bbl/d for 1998 to an average of approximately 108,000 bbl/d for the fourth quarter of 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Important Information

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, exchange or transfer any securities of Addax Petroleum. The value of Addax Petroleum's common shares can go down as well as up and past performance cannot be relied on as a guide to future performance.

Legal Notice – Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For additional information, please contact:

Addax Petroleum:
Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47

Mr. Mac Penney
Press Relations
Tel.: +1 (416) 934 80 11

patrick.spollen@addaxpetroleum.com

mac.penney@cossette.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41(0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Citigroup (London):
Mr. Andrew Chapman
Equity Capital Markets
Tel: +44 (0) 207 986 0505

Mr. Matthew Wootton
Equity Capital Markets
Tel: +44 (0) 207 986 9299

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN

ADDAX PETROLEUM ANNOUNCES SUCCESSFUL SYNDICATION AND INCREASE TO SENIOR DEBT FACILITY
Facility increased to $1.6 billion

Calgary, April 30, 2007 - /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX: AXC) announces today the successful syndication of its previously announced 5-year senior secured reducing revolving debt facility. Due to the high level of interest from participating financial institutions and continuing growth of Addax Petroleum, the facility size was increased from $1.5 billion to $1.6 billion. The syndicate was led by BNP Paribas, Natixis and Standard Chartered Bank and consists of 25 international financial institutions.

Commenting on this successful syndication, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said: "*We are pleased with the confidence that the banking community has shown in our business and future prospects. By increasing the loan size and syndicating to such a large group, we are delighted to see the broad level of support for our company within the banking community*".

First Quarter 2007 Financial Results

Addax Petroleum is planning on announcing the financial results for the quarter ended March 31, 2007 prior to TSX market open on May 8, 2007.

Except as otherwise indicated, references to "$" and to "dollars" refer to the currency of the United States of America.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 108,000 bbl/d for the fourth quarter of 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice – Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate",

"believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For additional information, please contact:

Addax Petroleum:

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Mr. Mac Penney
Press Relations
Tel.: +1 (416) 934 80 11
mac.penney@cossette.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41(0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION
IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN

ADDAX PETROLEUM FIRST QUARTER 2007 CONFERENCE CALL

CALGARY, *May 4, 2007* /CNW/ – Addax Petroleum Corporation (TSX: AXC) ("Addax Petroleum" or the "Corporation") will announce its financial results for the quarter ended March 31, 2007 on Tuesday, May 8, 2007, and will discuss its financial results in a conference call on Tuesday, May 8, 2007 at 11:00 a.m. Eastern Time. Mr. Jean Claude Gandur, President and Chief Executive Officer, Mr. James Pearce, Chief Operating Officer, and Mr. Michael Ebsary, Chief Financial Officer, will discuss the Corporation's most recent financial and operating results.

Conference call details:
Date: Tuesday, May 8, 2007
Time: 11:00 a.m. Eastern Time

To listen to the conference call, please call one of the following:

Toronto:	416 644 3415
Toll-free (Canada and the U.S):	1 800 731 5319
Toll-free (U.K.):	00 800 0000 2288
Toll-free (Switzerland):	00 800 0022 8228

A replay of the call will be available at (416) 640-1917 or (877) 289-8525, passcode 21227718# until Tuesday, May 22, 2007.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 108,000 bbl/d for the fourth quarter of 2006. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

CONFERENCE CALL ADVISORY: FORWARD-LOOKING STATEMENTS

The conference call may contain forward-looking statements. When used in the call, words such as "anticipate", "expect", "project", and similar expressions are intended to identify such forward-looking statements. Although the Corporation believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. While Addax

Petroleum makes these forward looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.

READER ADVISORY: FORWARD-LOOKING STATEMENTS

This press release includes certain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g., operational risks in development; exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; uncertainties of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health, safety and environmental risks), the risks of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risks associated with international activity. Due to the risks, uncertainties and assumptions inherent in forward-looking statements prospective investors in Addax Petroleum's securities should not place undue reliance on forward-looking statements.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel. : +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Mr. Mac Penney
Press Relations
Tel.: +1 (416) 934 80 11
mac.penney@cossette.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41 (0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business/Financial Editors:

Addax Petroleum Announces First Quarter 2007 Results

First Quarter Funds Flow From Operations increases by 50 per cent

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, May 8 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC), an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East, today announced its results for the quarter ended March 31, 2007. The financial results are prepared in accordance with Canadian GAAP and the reporting currency is US dollars.

This announcement coincides with the filing with the Canadian securities regulatory authorities of Addax Petroleum's Financial Statements for the quarter ended March 31, 2007 and related Management's Discussion and Analysis. Copies of these documents may be obtained via www.sedar.com and the Corporation's website, www.addaxpetroleum.com.

CEO's Comment

Commenting today, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said: "We have had a very good start to 2007. Our first quarter financial performance has been strong, based on solid operating netbacks and operational performance that is delivering growth in line with our expectations. In addition to operational delivery, our exploration and appraisal results have been encouraging. Our efforts to demonstrate and realize value in our exploration portfolio, including on currently producing license areas, at Taq Taq and the deep water Gulf of Guinea, are progressing well. I am also very pleased to have recently concluded our first new business acquisition of 2007, which was in Gabon and complements our existing business there. I look forward to concluding our secondary listing on the London Stock Exchange in the near future, which I believe will be an important contribution to our objectives of maximising value for our shareholders."

<<

Selected Financial Highlights

- Petroleum sales before royalties in the first quarter of 2007 amounted to $627 million, an increase of 59 per cent over petroleum sales before royalties of $394 million in the first quarter of 2006. The growth in petroleum sales before royalties arose from increased petroleum production and sales, partially offset by a 3 per cent decline in average crude oil sales price to $57.86 per barrel (/bbl) as compared to $59.41/bbl realized in the corresponding period in 2006.

- Net income in the first quarter of 2007 was $79 million ($0.51 per share), an increase of 39 per cent over net income of $57 million ($0.44 per share) in the first quarter of 2006.

- Funds Flow From Operations for the first quarter of 2007 increased 50 per cent to $263 million ($1.70 per share) compared to

$175 million ($1.36 per share) for the corresponding period in 2006.

- The Corporation's $1.0 billion acquisition facility was refinanced with a $1.5 billion five-year term facility, subsequently successfully syndicated and increased to $1.6 billion.

- The Corporation was added to the Standard & Poor ("S&P")/TSX Composite Index and the S&P/TSX Capped Energy Index, effective March 19, 2007.

The following table summarizes the selected financial highlights.

Selected financial highlights $ million unless otherwise stated	Quarter ended March 31 2007	 2006	 Change
Petroleum sales before royalties	627	394	59%
Average crude oil sales price, $/bbl	57.86	59.41	(3%)
Net income	79	57	39%
Earnings per share, $/share	0.51	0.44	16%
Average shares outstanding (basic & diluted), million	155	128	21%
Funds Flow From Operations	263	175	50%
Funds Flow From Operations per share, $/share	1.70	1.36	25%

Selected Operational Highlights

- Average working interest gross oil production in the first quarter of 2007 was 116 thousand barrels per day (Mbbl/d), an increase of 45 per cent over first quarter 2006 average oil production of 80 Mbbl/d. Gabon contributed 18 Mbbl/d in the first quarter of 2007 (no contribution in the first quarter of 2006) and Nigeria production increased by 22 percent to 98 Mbbl/d compared to 80 Mbbl/d in the corresponding period in 2006.

- Capital expenditures increased by 20% to $216 million in the first quarter of 2007, up from $180 million in the first quarter of 2006, excluding new business acquisition considerations, farm-in fees and license signature fees. Development capital expenditures totaled $146 million in the first quarter of 2007, a decrease of 16 per cent over first quarter 2006 development capital expenditure of $173 million. Exploration and appraisal capital expenditures increased to $70 million in the first quarter of 2007 from $7 million in the first quarter of 2006.

- Throughout the first quarter of 2007, the Corporation operated seven drilling rigs: three offshore Nigeria, one onshore Nigeria, two onshore Gabon - of which one was subsequently released - and one in the Kurdistan Region of Iraq. A second full-time land rig was contracted into Gabon at the end of the first quarter and is

currently being assembled in readiness to start drilling during the current quarter.

- Development project highlights in the first quarter of 2007 include:

  Nigeria

  - development drilling activity comprised drilling six new development wells, three on OML123, one on OML126 and two on OML124;
  - of these six new wells, the OML123 and OML124 wells were placed on production while the new OML126 development well is awaiting tie-back;
  - ongoing surface facilities development at the Oron and Adanga fields on OML123.

  Gabon

  - three development wells were drilled on the Corporation's onshore license areas;
  - a total of five new production wells were placed on production comprising two of the three new wells drilled in the quarter, a further two previously drilled onshore wells and one development well in the non-operated offshore license area;
  - ongoing surface facilities development at the Maghena and Etame license areas.

- Exploration and appraisal activity and highlights in the first quarter of 2007 include:

  Gulf of Guinea Shallow Water (Nigeria and Cameroon)

  - five exploration and appraisal wells were drilled offshore Nigeria in the quarter, three on OML123 and two on OML126, resulting in the discovery and successful appraisal of a new accumulation, demonstrating extensions in two producing fields, and one unsuccessful exploration and appraisal well;
  - in OML123, the Antan-1X exploration well discovered a new accumulation which encountered three oil-bearing reservoir intervals with approximately 104 feet of aggregated net pay. One of the three reservoir intervals was tested and flowed at a rate of approximately 470 bbl/d of 15 degrees API oil. The true flow potential of the interval was not reached because of sand control measures implemented during the test. The Antan discovery was successfully appraised by the Antan-2X well, a down-dip step-out well approximately 0.8 kilometers from the Antan-1X well, which encountered approximately 41 feet of net oil pay in aggregate; the well confirmed the oil water contact in one of the Antan-1X well intervals and discovered oil in two deeper intervals that were not recorded by the Antan-1X well. The Antan-2X well was not tested;
  - successful field extension appraisal wells were drilled on the Ebughu and Okwori fields in OML123 and OML126, respectively. Subsequently, three development wells have been drilled, two of which are on production and one awaiting tie back.
  - the fifth exploration and appraisal well, on the Nda West prospect in OML126, was unsuccessful;
  - the Corporation relinquished 50 per cent of the OPL225 exploration

license area pursuant to the terms and conditions of the relevant production sharing contract. OPL225 was subsequently renamed as OML137;
- in Cameroon, there has been no field or drilling activity. The Corporation plans to start exploration drilling on the Ngosso license area later in 2007 and drilling rig selection is on-going;

Gabon

- one successful exploration and appraisal well was drilled on the previously discovered but undeveloped onshore Autour field. The well is presently suspended, awaiting flow testing;
- the Corporation, under the terms of the Panthere NZE license area production sharing contract, relinquished the Mokabou and Pomarin areas and retained the Autour area.

Gulf of Guinea Deep Water (Nigeria and JDZ)

- technical studies are ongoing to evaluate exploration prospect drilling locations;
- as reported on March 6, 2007, the Corporation has contracted the Aban Abraham, a deep water drillship, to be available as early as the second quarter of 2008 in the Corporation's deep water license areas.

Kurdistan Region of Iraq

- as reported on March 1, 2007, the TT-05 well tested at an aggregate rate of 26.6 Mbbl/d from two separate intervals;
- the TT-06 well was spudded approximately 3.6 kilometres north-northwest of the TT-05 and presently the TT-06 well is being prepared for flow testing, the results of which will be announced following the completion of testing;
- recently, the TT-07 well was spudded approximately 2.2 kilometres southeast of the TT-05 well location.

- Operating netbacks in the first quarter of 2007 increased by 2 per cent to $42.05/bbl compared to $41.24/bbl in the first quarter of 2006. Unit operating expenses increased to $7.84/bbl, an increase of 10 per cent over the first quarter 2006 level of $7.13/bbl. Unit operating costs in the first quarter of 2007 reflect the relatively high current unit operating cost associated with the Corporation's operations in Gabon.

The following table summarizes selected operational information.

Selected operational highlights	Quarter ended March 31		
	2007	2006	Change
Annual average working interest gross oil production (Mbbl/d)			
Nigeria (offshore)	92.1	77.1	19%
Nigeria (onshore)	5.8	3.3	76%
Nigeria sub-total	97.9	80.4	22%
Gabon (offshore)	6.3	-	-

Gabon (onshore)	12.0	-	-
Gabon sub-total	18.3	-	-
Total	116.1	80.4	45%
Prices, expenses and netbacks ($/bbl)			
Average realized price	57.86	59.41	(3%)
Operating expense	7.84	7.13	10%
Operating netback	42.05	41.24	2%

>>

Dividend

The Board of Directors of the Corporation has declared a dividend of CDN$0.05 per share for the first quarter of 2007. The dividend is payable on June 14, 2007 to shareholders of record on May 31, 2007. A dividend of CDN$0.05 per share was declared and paid in the first quarter of 2007 relating to the fourth quarter of 2006.

Recent Developments

Since the end of the first quarter, the Corporation has made a number of announcements, including:

<<

- On April 10, the Corporation announced the acquisition of a 50 per cent interest in and operatorship of the Epaemeno exploration license area, onshore Gabon. The Epaemeno license area lies immediately north of the Corporation's Maghena and Awoun license areas; and
- On April 22, the Corporation announced its intention to undertake a secondary listing of its shares on the London Stock Exchange.

>>

Outlook

The Corporation's outlook for 2007 is in line with guidance provided to date. Addax Petroleum expects annual average working interest gross oil production to approximate 127 to 133 Mbbl/d from its Nigeria and Gabon operations.

The Corporation will host a management presentation to financial analysts on May 29, 2007 in London and intends to provide further guidance for 2007 and future years at that time.

Legal Notice - Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate'', "believe'', "intend", "expect", "plan", "estimate", "budget'', "outlook'' or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development

schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Non-GAAP Measures

Addax Petroleum defines "Funds Flow From Operations" or "FFFO" as net cash from operating activities before changes in non-cash working capital. Management believes that in addition to net income, FFFO is a useful measure as it demonstrates Addax Petroleum's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Addax Petroleum also assesses its performance utilizing Operating Netbacks which it defines as the per barrel profit margin associated with the production and sale of crude oil and is calculated as the funds flow from operations per barrel sold, prior to corporate charges. FFFO and Operating Netback are not recognized measures under Canadian GAAP. Readers are cautioned that these measures should not be construed as an alternative to net income determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

Analyst Conference Call

Financial analysts are invited to participate in a conference call today Tuesday, May, 8 at 11:00 a.m. Eastern Time with Mr. Jean Claude Gandur, President and Chief Executive Officer, Mr. Michael Ebsary, Chief Financial Officer and Mr. James Pearce, Chief Operating Officer. The media and shareholders may participate on a listen only basis. To participate in the conference call, please dial one of the following:

To listen to the conference call, please call one of the following:
Toronto: 416 644 3415
Toll-free (Canada and the U.S): 1 800 731 5319
Toll-free (U.K.): 00 800 0000 2288
Toll-free (Switzerland): 00 800 0022 8228

A replay of the call will be available at (416) 640-1917 or (877) 289-8525, passcode 21227718 (followed by the number sign) until Tuesday, May 22, 2007.

For further information: Mr. Michael Ebsary, Chief Financial Officer, Tel.: +41 (0) 22 702 94 03, michael.ebsary@addaxpetroleum.com; Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934 80 11, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41 (0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

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